Via Facsimile and U.S. Mail
Mail Stop 6010

February 25, 2009

Mr. W. Larry Cash
Executive Vice President,
Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Re: Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-15925

Dear Mr. Cash:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief